
May 5, 2014

Via E-mail
Mr. Michael Beyer
Chief Executive Officer
Foresight Energy LP
211 North Broadway, Suite 2600
Saint Louis, MO 63102

> **Re:** **Foresight Energy LP**
> **Amendment No. 6 to Registration Statement on Form S-1**
> **Filed April 24, 2014**
> **File No. 333-179304**

Dear Mr. Beyer:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Foresight Energy LP, page 1

1. Please provide an expanded response to comment 3 of our letter dated March 17, 2014 and related follow up comments to clarify how you determined that you are the lowest cost and highest margin bituminous thermal coal producer based on publicly available information, as it remains unclear from the information provided. Add expanded disclosure in the prospectus to explain the basis for your statement.

Risk Factors, page 23

2. We note your revisions to the third risk factor on page 33 regarding your operators being variable interest entities. Please revise to describe more clearly the material risks relating to your contract operators. As non-exclusive examples, it is unclear why you do not

address (1) the contractors' ability to terminate the arrangements; (2) the extent to which you are able to monitor their operations for mine safety, environmental, productivity, quality or other factors; and (3) the time and cost associated with replacing the contract miners, if necessary, and any resulting consequences to your quarterly distributions. Additionally, please revise where appropriate to further explain your relationship with such operators, including (1) the nature and extent of your contractual or other powers to direct the activities of the contract operators and (2) whether your subsidiaries are their sole customers.

Coal Sales Contracts, page 127

3. Please provide the analysis requested by comment 7 in our April 18, 2014 letter, showing how you concluded that the loss of customer referenced in Exhibit 10.67, as filed previously, would not have a material adverse effect on the partnership.

4. We note disclosure stating that Patton, Mach and the other contract mining operators are unaffiliated. With a view to clarifying disclosure, please advise us who owns and controls the contract operators. We note, in this regard, media reports that MaRyan is an affiliate of the Cline Group.

Competition, page 128

5. We note the statement on page 5 that you believe the size and contiguous nature of your reserves are a competitive advantage. Please revise this section to address your belief and explain the positive and negative factors pertaining to such competitive position. See Item 101(c)(1)(x) of Regulation S-K.

Environmental and Other Regulatory Matters, page 150

6. Please revise here or where appropriate to update for the recent U.S. Supreme Court decision regarding the EPA and regulations upheld under the Clean Air Act. Alternatively, please advise us why you believe disclosure of the effect on the coal industry is not necessary.

Certain Relationships, page 171

7. Please revise to disclose the aggregate minimum royalties to related parties.

Exhibits

8. Please file the agreements with Patton, Mach and the other contract mining operators as exhibits or provide an analysis of how you determined that such agreements do not meet the requirements of Item 601(b)(10) as you indicate in your April 1, 2014 response to comment 25 of our March 17, 2014 comment letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact James Giugliano, Staff Accountant, at (202) 551-3319 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, Mining Engineer, at (202) 551-3610 with questions regarding engineering comments. Please contact Ruairi Regan at (202) 551-3269 or James Lopez, Legal Branch Chief, at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc (via e-mail): William Miller, Esq.